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Exhibit 1

ALLIANCE ATLANTIS COMMUNICATIONS INC.

2004 ANNUAL INFORMATION FORM

June 3, 2004

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Telephone (416) 967-1174 Fax (416) 960-0971

ALLIANCE ATLANTIS COMMUNICATIONS INC.

2004 ANNUAL INFORMATION FORM
TABLE OF CONTENTS

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        This annual information form includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, among other things: our anticipated growth strategies; anticipated trends in our business, including trends in viewer acceptance, both of our programs and our specialty channels; the costs of producing television productions and of operating specialty channels; our ability to maximize the long term value of our library; and our ability to expand our distribution activities.

        The forward-looking statements included in this annual information form are subject to risks, uncertainties and assumptions about Alliance Atlantis Communications Inc. and its direct and indirect subsidiaries. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, general risks related to the entertainment industry, the success of our digital specialty television channels, competition within the production and distribution industries, penetration of prime time channel broadcasts, the potential for budget overruns and other production risks, changes in government regulations that could affect our specialty television channels, our reliance on key personnel, some or all of our television programs, motion pictures or specialty television channels may not be successful, commitments under output agreements may require significant capital outlays, changes in technology, current accounting methods applicable to our industry, new accounting standards for our industry to be introduced, our substantial indebtedness, fluctuating results of operations, program delivery schedules, changes in government incentive programs or tax laws, foreign economic and exchange rate risks, our labor relations, our ability to effectively manage our acquisitions, constraints on the issue and transfer of our voting shares, control of Alliance Atlantis by key personnel, and fluctuation of the market price of our Class A Voting Shares and our Class B Non-Voting Shares. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur.

CHANGE IN YEAR-END

        In October 2003, we completed the initial public offering of Movie Distribution Income Fund. The units of Movie Distribution Income Fund now trade on the Toronto Stock Exchange. Consistent with other income trusts, Movie Distribution Income Fund's fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, we have adopted a year-end of December 31. This annual information form covers the nine-month period from April 1, 2003 through December 31, 2003, referred to as fiscal 2004 unless otherwise noted.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents are incorporated by reference in this annual information form (the "2004 Annual Information Form") of Alliance Atlantis Communications Inc.:

  (a)
  our management's discussion and analysis of financial condition and results of operations for the nine-month period ended December 31, 2003 and the fiscal years ended March 31, 2003 and March 31, 2002 (the "MD&A") and our audited consolidated balance sheets as at December 31, 2003 and March 31, 2003 and the audited consolidated statements of earnings, retained earnings and cash flows for the nine-month period ended December 31, 2003 and each of the years in the two year period ended March 31, 2003, including the auditors' report therein (collectively, the "2004 Financial Statements"); and

  (b)
  our management information circular dated June 1, 2004 (the "Circular") prepared in connection with the June 30, 2004 annual meeting of the shareholders of Alliance Atlantis Communications Inc., other than the sections entitled "Composition of the Governance Committee", "Report on Executive Compensation" and "Performance Graph".

        The MD&A and the 2004 Financial Statements, in their entirety, are incorporated by reference in, and form part of, this 2004 Annual Information Form. Specific portions of the Circular are incorporated by express reference in, and form part of, this 2004 Annual Information Form. Those portions of the Circular not so incorporated by express reference do not form part of this Annual Information Form.

        Unless the context indicates otherwise, the information appearing herein is stated as at December 31, 2003, all dollar amounts referred to in this document are references to Canadian dollars and references in this 2004 Annual Information Form to "Alliance Atlantis", "we", "us" and "our" and similar expressions, mean Alliance Atlantis Communications Inc. together with its direct and indirect subsidiaries.

INCORPORATION

        Alliance Atlantis Communications Inc. is incorporated under the Canada Business Corporations Act (the "CBCA"). Our articles have been amended from time to time to make certain changes, including changes to our share structure.

        In July of 1998, Alliance Communications Corporation ("Alliance") and Atlantis Communications Inc. ("Atlantis") entered into an agreement which provided for the business combination of Alliance and Atlantis and the integration of their operations by way of a plan of arrangement (the "Merger"). The Merger was completed on September 21, 1998, at which time Atlantis became a wholly-owned subsidiary of Alliance and Alliance changed its name to Alliance Atlantis Communications Inc.

        Alliance was formed under the CBCA by articles of incorporation on June 27, 1985. On May 5, 1995, the articles of Alliance were amended to create the Class A Voting Shares and the Class B Non-Voting Shares, to convert each of the outstanding common shares into one-half of one Class A Share and one-half of one Class B Non-Voting Share, to cancel the existing class of common shares and to provide to the board of directors of Alliance the authority to appoint additional directors.

        Our registered and principal office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3M5. We also operate offices in Montreal and Halifax in Canada, and Los Angeles (United States), London (England), Sydney (Australia) and Dublin and Shannon in Ireland.

Principal Subsidiaries

        The following is a list of our principal subsidiaries as at December 31, 2003, the jurisdiction of incorporation of each subsidiary and the percentage of securities (both voting and non-voting) beneficially owned by us or over which we exercise control or direction.

Subsidiary	Jurisdiction	Percentage of Securities Owned by the Corporation
Alliance Atlantis Broadcasting Inc.	Ontario	100%
Alliance Atlantis International Distribution Ltd.	Republic of Ireland	100%
Alliance Atlantis Productions, Inc.	California	100%
Alliance Atlantis Productions Ltd.	Canada	100%
Motion Picture Distribution LP	Manitoba	51%

GENERAL DEVELOPMENT OF THE BUSINESS

The Company

        We are a leading, vertically integrated media company. Our principal business activities are conducted through three Operating Groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

Broadcast Group

        The Broadcast Group is a leading owner and operator of specialty television channels in Canada through our significant ownership in 17 complementary specialty channels. Canadian specialty television channels are niche programming services, centered around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e. cable, direct-to-home satellite ("DTH") or multipoint distribution system) upon payment of a subscription fee.

        These channels earn revenue from two primary sources: fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"). Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. Advertising rates are not regulated.

        Our channels are focused on three core genres — lifestyle, drama and factual programming. We control or are equal partners in 14 of our 17 channels. Of these 14, we classify seven as Operating Channels for financial reporting purposes. Of these Operating Channels, we currently own a majority interest in and operate five national, English-language analog channels that are required to be carried by every major English-language distribution undertaking in Canada at a negotiated fee. We are equal partners in two French-language analog channels that are required to be carried by distribution undertakings in Quebec at a negotiated fee. These Operating Channels are:

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  Showcase, a channel featuring uncut, daring movies and provocative series;

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  Life Network, a channel focused on candid and compelling real life programming;

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  History Television, a channel specializing in documentaries about the people and events that have shaped our world as well as original historical programming;

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  HGTV Canada, a channel focused on gardening and "do-it-yourself" programming;

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  Food Network Canada, a channel featuring food-related programming;

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  Series+, a French-language equivalent of Showcase; and

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  Historia, a French-language equivalent of History Television.

        The other seven channels, which we classify as Developing Channels for financial reporting purposes, are English-language digital specialty channels that we launched in the fall of 2001. We have signed carriage agreements for all of our new digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 650,000 and 975,000 subscribers (with the exception of BBC Kids, which launched later than the other channels and commenced its carriage agreement with Bell ExpressVu in January 2003). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our seven digital channels accounted for 33% of digital television viewers between September 1, 2003 and January 1, 2004, while the CRTC's year-end August 2003 Statistical Report indicates that they accounted for 33.3% of the digital market's advertising revenue and 20.5% of total subscriber revenue for all digital channels. These seven digital channels are:

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  Discovery Health Channel, a Category 1 channel featuring programming about the wonders of medical science and the human body;

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  The Independent Film Channel Canada, a Category 1 channel featuring innovative films from around the world as well as documentaries about the film-making process;

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  National Geographic Channel, a channel in partnership with NGC Network International, LLC, featuring scientific exploration and adventure programming from around the globe;

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  BBC Canada, a channel in partnership with BBC featuring British television programs;

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  BBC Kids, a channel featuring programming for children and youth, primarily from the BBC;

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  Showcase Action, a dramatic channel featuring uncut action movies and television programs; and

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  Showcase Diva, a dramatic channel featuring motion pictures and television programs for women.

        We also have a minority interest in three other channels. Headline Media Group, in which we hold a 26% interest, operates The Score, an English-language analog channel featuring 24-hour sports news, highlights and live sports programming. We own a 29.9% equity interest (plus an option to increase our total equity to 36% of the channel) in ONE: The Body, Mind and Spirit Channel, a Category 1 digital channel which focuses on lifestyle and health related programming. ONE was launched in the fall of 2001 by the operators of Vision TV. We also own a 49% interest in Scream, a digital channel dedicated to the horror genre that was launched in the fall of 2001 by Corus Entertainment Inc.

        In fiscal 2004 (the nine-month period ended December 31, 2003), the Broadcast Group — Operating Channels' revenue was $144.9 million. In fiscal 2003, the Broadcast Group — Operating Channels' revenue was $164.0 million. The Broadcast Group — Operating Channels' revenue for the 12-month period ended December 31, 2003 was $188.7 million as compared to $153.3 million for the 12-month period ended December 31, 2002, a 23% increase.

        The Broadcast Group — Developing Channels' revenue was $17.5 million in fiscal 2004 (the nine-month period ended December 31, 2003). The Broadcast Group — Developing Channels' revenue was $18.9 million in fiscal 2003. For the 12-month period ended December 31, 2003, the Broadcast Group Developing Channels' revenue was $23.1 million as compared to $18.2 million for the 12-month period ended December 31, 2002, a 27% increase.

        The following table describes all of the specialty channels in which we hold an interest:

Specialty Channel	Analog/ Digital	Must Carry(4)	Equity Interest	Year of Launch	Viewing Subscribers(5)	Basic Subscriber Penetration(5)
					(Millions)
Lifestyle
Life Network	Analog	Yes	100%	1995	5.8	62%
HGTV Canada	Analog	Yes	67%	1997	4.9	59%
Discovery Health Channel	Digital	Yes	65%	2001	0.7	19%
Food Network Canada	Analog	Yes	51%	2000	4.1	51%
ONE: The Body, Mind and Spirit Channel(1)	Digital	Yes	29.9%	2001	0.8	—
Drama
Showcase	Analog	Yes	100%	1995	5.9	65%
Showcase Diva	Digital	No	100%	2001	0.8	23%
Showcase Action	Digital	No	100%	2001	0.9	26%
The Independent Film Channel Canada	Digital	Yes	95%	2001	0.8	22%
BBC Canada	Digital	No	50%	2001	0.7	20%
BBC Kids	Digital	No	50%	2001	0.4	11%
Series+(1)(2)	Analog	Yes	50%	2000	1.2	28%
Scream(1)	Digital	No	49%	2001	0.8	—

Specialty Channel	Analog/ Digital	Must Carry(4)	Equity Interest	Year of Launch	Viewing Subscribers(5)	Basic Subscriber Penetration(5)
					(Millions)
Documentary
History Television	Analog	Yes	100%	1997	5.3	59%
National Geographic Channel	Digital	No	50%	2001	0.7	19%
Historia(1)(2)	Analog	Yes	50%	2000	1.2	28%
The Score(1)(3)	Analog	Yes	26%	1997	5.3	—

Notes:

(1)
Not operated by Alliance Atlantis.

(2)
French language.

(3)
Owned through our 26% interest in Headline Media Group.

(4)
Major distribution undertakings in the applicable language (either English or French) are required by regulation to carry the service; for digital services, the "must carry requirement" applies to digital distribution undertakings only.

(5)
As of December 31, 2003. "Basic subscriber penetration" means the number of residential cable and DTH subscribers to a channel as a percentage of total residential cable and DTH subscribers who have access to that channel. Numbers rounded to the nearest percentage point.

Motion Picture Distribution Group

    Movie Distribution Income Fund

        The motion picture distribution business formerly carried on by Alliance Atlantis Motion Pictures Distribution Inc. and certain other subsidiaries is now carried on by Motion Picture Distribution LP (the "Partnership"). Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in the Partnership. We indirectly own a 51% limited partnership interest in the Partnership, referred to as our Motion Picture Distribution Group in this Annual Information Form. Monthly cash distribution on the Units of Movie Distribution Income Fund are paid out of the distributable cash generated by the motion picture distribution business of the Partnership. A portion of our 51% interest in the Partnership is in the form of subordinated units. If the funds available for distribution to limited partners of the Partnership are insufficient, the subordinated units would have their distribution reduced to zero before ordinary units would have their distributions reduced at all.

        On October 15, 2003 we transferred substantially all of the assets and certain liabilities of our motion picture distribution business into the Partnership in exchange for subordinated units of the Partnership, ordinary units of the Partnership and a promissory note. On October 15, 2003, we announced that the Fund had completed its initial public offering of units. On November 14, 2003 we announced that the underwriters of the initial public offering of units of the Funds had exercised their over-allotment option to purchase additional units of the Fund. After giving effect to the over-allotment, we received gross proceeds of approximately $254 million in connection with these transactions.

        Strategic Relationship.    In addition to having its own strong senior management team, we will continue to have an ongoing business relationship with the Partnership. The Fund and the Partnership will be able to draw upon the extensive industry knowledge of our management personnel. Michael MacMillan serves as Chairman of the Board of Directors of Motion Picture Distribution Inc., the general partner of the Partnership (the "General Partner"). Also, as it has done in the past, the Partnership will continue to meet with our Broadcast Group on at least an annual basis in order to determine the Broadcast Group's content requirements that may be satisfied by purchases from the Partnership's motion picture catalogue. The commercial arrangements for acquiring this content are on market terms and will be negotiated on an arm's length basis, consistent with the parties' past practice.

        Administrative Services Agreement.    Pursuant to the terms of an administrative services agreement which we entered into with the General Partner and the Partnership, we will continue to provide those management, administrative and support services to the General Partner, the Partnership and its subsidiaries that we previously provided to our motion picture distribution business. Our duties include: (i) providing certain supervisory accounting oversight, financial treasury oversight, information technology services and support, human resources support, taxation support and legal services oversight to the Partnership; and (ii) joint purchasing services such as health benefits, telephone and other services provided by third party providers.

        Strategic Opportunities and Non-Competition Agreement.    Pursuant to the terms of a strategic opportunities and non-competition agreement which we entered into with the General Partner and the Partnership, and subject to certain limitations, we will present to the Partnership any opportunity to engage in the motion picture distribution or theatrical exhibition businesses (each, a "Specified Business") that is presented to us or of which we become aware. We have also agreed, subject to certain limitations, that we will not (i) pursue any opportunity to engage in a Specified Business in any territory unless that opportunity has first been offered to the Partnership, or (ii) compete with the Partnership in a Specified Business.

        Control of the Partnership.    Pursuant to the terms of the securityholders' agreement, we are entitled to appoint a majority of the Board of Directors of the General Partner as long as we own at least a 50% interest in the Partnership. Also, as long as we own, directly or indirectly, at least 33 1/3% of the outstanding units of the Partnership, we have certain approval rights with respect to significant transactions by the Partnership.

    Motion Picture Distribution

        The motion picture industry consists of two principal activities: production and distribution. Production involves the development, financing and production of feature-length motion pictures. Distribution involves the promotion and exploitation of motion pictures in a variety of distribution platforms including (i) theatrical exhibition, (ii) home entertainment, (iii) television, and (iv) ancillary markets. The Partnership is engaged exclusively in the distribution of motion pictures and television programs. It does not produce motion pictures.

        The Partnership is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts. The Partnership is also developing a growing presence in motion picture distribution in the United Kingdom through its wholly owned subsidiary Momentum Pictures. The Partnership obtains distribution rights for motion pictures primarily through its long-standing output agreements with New Line Cinema, Inc., Miramax Film Corp. and Focus Features (a unit of Universal Studios), three of the leading U.S.-based independent studios, as well as from other producers and distributors based in the United States, Canada and around the world. Alliance Atlantis has agreed that, in connection with the assignment of certain of the output agreements to the Partnership, we will continue to be liable to the content supplier for the performance of all of the Partnership's obligations under the relevant agreement, and the content supplier may exercise its remedies under the relevant agreement as against us, the Partnership, or both, at its election.

        In Canada, recent motion pictures the Partnership has distributed from these major content suppliers include The Lord of the Rings: The Return of the King, The Lord of the Rings: The Two Towers, Lost in Translation, Cold Mountain, Kill Bill, Gangs of New York, Chicago, Spy Kids 3-D: Game Over, About Schmidt and Austin Powers in Goldmember. The upcoming slate of releases from these studios includes Laws of Attraction starring Pierce Brosnan and Julianne Moore and Bridget Jones: The Edge of Reason starring Renée Zellweger, Colin Firth and Hugh Grant. In fiscal 2004, the Partnership distributed motion pictures from New Line, Miramax and Focus Features that were nominated for a total of 37 Academy Awards® and won 15 Academy Awards®.

        In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. These motion pictures are primarily supplied by independent sales agencies, major studios and independent studios.

        During calendar 2003, the Partnership released 79 motion pictures theatrically, 210 on DVD and 177 on video in Canada, and 20 motion pictures theatrically, 36 on DVD and 22 on video in the United Kingdom. The Partnership's motion picture library includes approximately 6,000 titles.

        In fiscal 2004 (the nine-month period ended December 31, 2003), the aggregate revenue of the Partnership and its predecessor motion picture distribution business was $307.8 million. In fiscal 2003, prior to the launch of the Fund, the predecessor motion picture distribution business' revenue was $384.2 million. For the 12-month period ended December 31, 2003, the aggregate revenue of the Partnership and its predecessor motion picture distribution business was $392.9 million, representing a 6% increase over the $369.9 million earned during the 12-month period ended December 31, 2002.

    Distribution Platforms

        Theatrical.    The Partnership releases motion picture in Canada for theatrical exhibition under three separate trade names: Alliance Atlantis, Odeon Films and Vivafilm. The majority of the motion pictures that the Partnership distributes in English-speaking Canada are released under the Alliance Atlantis label. The Odeon Films label is used by the Partnership in Canada as a boutique label to handles smaller budget motion pictures such as those acquired from Focus Features and from independent Canadian producers. Alliance Atlantis Vivafilm Inc. (a wholly-owned subsidiary of the Partnership, "Vivafilm") distributes and markets the Partnership's motion pictures in Québec. In fiscal 2004, theatrical distribution accounted for approximately 27% of the Partnership's total Canadian revenue and 7% of its total U.K. revenue.

        Home Entertainment.    The Partnership earns revenue in the home entertainment distribution platform from consumers renting and/or buying video cassettes or DVDs of motion pictures it distributes. In Canada, the Partnership sells video cassettes and DVDs of the motion pictures it distributes primarily through a services agreement with Universal Home Video. The Partnership and Universal Home Video carry on this collaborative home entertainment business under the name "Universal Studios/Alliance Atlantis Video". The Partnership's relationship with Universal Home Video has been renewed on several occasions since its inception in 1988. Momentum Pictures' home entertainment revenues are primarily driven by sales from its catalogue of approximately 400 titles. Momentum Pictures has also entered into a rental revenue sharing agreement with Blockbuster Video. In fiscal 2004, home entertainment sales accounted for approximately 57% of the Partnership's total Canadian revenue and 81% of its total U.K. revenue.

        Television.    The Partnership licences it motion picture distribution rights to television broadcasters, which include video-on-demand ("VOD") and pay-per-view providers, pay television broadcasters, free television broadcasters and cable/specialty television broadcasters. In Canada, the Partnership distributes motion pictures to almost every English and French-language broadcaster including: Rogers Cable, Shaw Cablesystems and Cogeco Cable (VOD); Viewer's Choice and Home Theatre (pay-per-view); The Movie Network, MovieCentral and Super-Ecran (pay television); CTV, CBC, Global, CityTV, TVA, TQS and SRC (free television) and Bravo!, Space, The Comedy Network and W (cable/specialty). In the United Kingdom, the Partnership distributes motion pictures to all major broadcasters including BskyB (pay-per-view and pay television) and BBC1, BBC2, ITV, Channel 4 and Channel 5 (free television). The Partnership also distributes television programs in Canada supplied from CBS Broadcast International and CBS Enterprises, a division of CBS Inc. ("CBS"). These programs include Survivor, King of Queens, 60 Minutes and Everybody Loves Raymond. The Partnership earns a commission on all of its sales of CBS television programs. In fiscal 2004, television sales accounted for approximately 16% of the Partnership's total Canadian revenue and 12% of its total U.K. revenue.

        Ancillary Markets.    The Partnership has sub-license agreements with a sub-distributor for the in-flight exhibition of motion pictures with Air Canada. The Partnership also sub-licences motion pictures to schools, libraries, hospitals and child care centres. In fiscal 2004, sales to ancillary markets accounted for less than 1% of the Partnership's revenue.

    Québec Operations

        For regulatory and business reasons, the Partnership carries on its motion picture distribution business in Québec solely through Vivafilm. Vivafilm distributes both French and English motion pictures in all media in the Québec market and has experienced stable market share and strong theatrical box office results since its inception in 1996. Vivafilm caters to this unique market by distributing locally produced motion pictures. Vivafilm released Séraphin, Un Homme et son Péché which has grossed over $9.6 million in Québec in theatrical box office receipts to date, making it the highest-grossing French language motion picture in Québec of all time. Another successfully-produced motion picture which Vivafilm distributed in Québec is Les Invasions Barbares, which won the Academy Award® for Best Foreign Language Film in 2003 and has grossed over $5.7 million in Québec.

    Motion Picture Exhibition

        The Partnership holds a 51% partnership interest in a small chain of niche-focused movie cinemas in Canada operating as "Alliance Atlantis Cinemas". The chain consists of six leased cinemas with a total of 24 screens. The cinemas are located in Toronto, Vancouver and Victoria and are operated by Famous Players Inc. pursuant to a services agreement. In fiscal 2004, Alliance Atlantis Cinemas' revenue, which is consolidated in the Partnership's financial results, accounted for approximately 3% of revenue and 2% of EBITDA of the Partnership.

Entertainment Group

        During fiscal 2003, the Entertainment Group's activities included television and feature film production and acquisition and the international distribution of television productions and features.

        On March 18, 2003 we announced a reduction in staffing levels in the Entertainment Group. On December 10, 2003 we announced that we were conducting a wide-ranging review of the Entertainment Group. The extensive operating and detailed financial review examined the future of certain television and motion picture production and television distribution activities. The CSI franchise, which we co-own and co-produce with CBS Productions, was completely outside the review and has not been affected in any way. The review concluded that it was desirable to substantially reduce certain of the Entertainment Group's film and television production, distribution and investment activities. In December 2003, we announced that the Entertainment Group would no longer produce miniseries, movies-of-the-week or feature films. The Entertainment Group's business will now largely be focused upon the acquisition of distribution and other rights to content, rather than in-house production.

        The Entertainment Group's revenue was $169.8 million for fiscal 2004 (the nine-month period ended December 31, 2003). The Entertainment Group's revenue was $303.4 million in fiscal 2003. For the 12-month period ended December 31, 2003, the Entertainment Group's revenue was $260.7 million as compared to $334.3 million for the 12-month period ended December 31, 2002, a 22% decrease. The decrease in revenue results primarily from the continued reduction of our traditional production activities.

    Television Production

        Our ability to continue to capitalize on the "hit" status of CSI: Crime Scene Investigation was an important achievement for Alliance Atlantis this year. CSI: Crime Scene Investigation and CSI: Miami continue to enjoy exceptionally strong ratings in the U.S., where they are the #1 series on U.S. television (households) and the #1 series on Monday nights, respectively. Both CSI and CSI: Miami have maintained strong ratings in the international markets in which they now air. We have successfully sold both series in over 150 territories around the world.

        We have significantly reduced capital intensive productions activities as the international market for the type of production we have traditionally produced has changed fundamentally. In fiscal 1999, we delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In fiscal 2004, we reduced prime-time drama production to just 58 hours, 53.4% of which were part of the CSI franchise. We expect that number to decline further in calendar 2004.

        Our current slate of television productions includes three successful series that have been renewed by Canadian and U.S. broadcasters:

Program	Genre	Broadcaster/Syndicator	Upcoming Season
CSI: Crime Scene Investigation	Drama	CBS (U.S.); CTV (Canada)	5th
CSI: Miami	Drama	CBS (U.S.); CTV (Canada)	3rd
This Hour Has 22 Minutes	Comedy	CBC (Canada)	12th

        We have been successful at licensing broadcast rights of CSI around the world. In March 2001, TNN (The National Network, a subsidiary of Viacom, Inc.) acquired certain second window United States broadcast rights to the prime time drama series CSI: Crime Scene Investigation. Under the agreement, TNN began broadcasting episodes of CSI once per week (not in prime time) in September 2002 for 104 weeks through September 2004. TNN is permitted to broadcast episodes of CSI daily, Monday through Friday (though not against the network timeslot), commencing in September 2004. The licence fee for these U.S. second window rights is in excess of US$1.6 million per episode, which we believe is a record second window licence fee. Pursuant to our co-production agreement with CBS Productions, we share world-wide revenue with CBS Productions on a 50/50 basis after distribution fees and certain third-party profit participations. We and CBS Productions have retained the right to sell an additional window for weekend U.S. syndication for the period September 2004 through September 2006. In addition, through our international distribution network, we have sold and will continue to sell, the first and subsequent window broadcast rights of CSI to broadcasters around the world.

        In April 2002, before the end of its first season, certain second window United States broadcast rights to the prime time drama series CSI: Miami were sold to A&E Television Networks ("A&E"). Under the agreement, A&E has the right to air one episode per week (not in prime time and not against the network timeslot) from October 2004 to October 2006. In addition, A&E has acquired the United States second window broadcast rights for up to eight seasons of CSI: Miami, for broadcast anytime, except weekends and not against the network timeslot. The total value of the deal over its term could exceed US$230 million. The licence fee for these United States second window rights exceeds US$1.2 million per episode. The agreement is conditional upon the Company producing and CBS broadcasting the first three seasons of CSI: Miami. The Company and CBS Productions have retained the right to sell an additional window for weekend U.S. syndication for the period commencing September 2006 through September 2008.

        In the factual and children's genres, we seek to create or acquire profitable international rights to selected programs. In the children's genre, we have had success with Dragon Booster™, which has been sold to ABC Family in the U.S., ABC TV Australia, Sky and Five in the United Kingdom, and the CBC in Canada and has already demonstrated sales potential in merchandising including a worldwide toy deal with Jakks Pacific. Decisions on children's programming will be driven by market demand as well as merchandising and licensing opportunities. Decisions on factual programming will be driven primarily by the content needs of our Broadcast Group.

    Television Distribution

        We distribute our own and third party television programming and we receive revenue from program licence fees paid by broadcasters and buyers. In the United States and Canada, programming is delivered by conventional broadcast channels, cable and specialty television channels, individual television stations and DTH delivery services. Our television distribution business also provides us with access to growing markets outside North America. International output deals secure buyers in advance for our own television productions, which increases the predictability of our revenue and reduces our production exposure.

Recent Developments

        On May 12, 2004, the Partnership announced that one of its subsidiaries had acquired the Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74 million. Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. The acquisition is part of the Partnership's strategy to expand into continental Europe. The Aurum acquisition enables the Partnership to acquire distribution rights for films in three markets — Canada, the U.K. and Spain.

        Together with CBS Productions, we produced a pilot episode of a spin-off to the CSI franchise, CSI: New York. The pilot was launched as part of this season's run of CSI: Miami during May sweeps. On May 19, 2004, the CBS network announced that its 2004/2005 schedule will feature CSI: New York.

Our Strategy

        We are a leading vertically integrated media company, with each of our three Operating Groups striving to deliver strong results and solid returns to shareholders. We have three key strategies: (i) achieving financial strength; (ii) disciplined execution; and (iii) strategic growth.

        Achieving Financial Strength.    We continue to make significant and increasing progress in our primary financial objective of reducing our indebtedness.

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  With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, we were able to accelerate debt reduction efforts, surface value in our motion picture distribution business and gain a partner to help us finance future growth opportunities.

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  With a continued keen focus on generating free cash flow in coming quarters, the Company expects that debt reduction will continue to accelerate and interest expense will decline significantly in the future.

        Disciplined Execution.    With a solid commitment to executing with discipline, we continue to make decisions that will ensure long-term growth and increased shareholder value.

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  We took decisive action in fiscal 2004 in response to the continued weakened international demand for prime-time dramatic programming. By exiting the production business to a significant degree, we expect to deliver considerable future cost savings and increased free cash flow with positive effects on future debt refinancing requirements.

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  We have materially reduced the size and scope of our production business by eliminating entire categories of production such as movies of the week, miniseries, feature films and new prime-time drama series outside of the CSI franchise.

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  This decisive action in the face of market realities has positioned us to deliver improved shareholder returns.

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  We consolidated our head office facilities into one location in Toronto. We were able to reduce our office rent expense by $8 million over the next four years and renegotiate the terms of our head office lease that was due to expire in the near-term.

        Strategic Growth.    Thanks to the increased flexibility afforded by our improved financial position, we are able to take advantage of strategic growth opportunities in each of our businesses.

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  We expect our seven established analog channels to continue to demonstrate growth in advertising sales, especially from Showcase and Food Network Canada. We also expect our seven new specialty channels to experience growth, in terms of subscriber revenues as well as in terms of audiences and advertising revenues.

  •
  With its leading market share position in the Canadian motion picture distribution business, the Partnership is focused on growth in continental Europe, using its U.K. subsidiary Momentum Pictures as a foundation. To that end, Momentum Pictures will look for potential expansion opportunities in key markets like Spain, France and Germany.

    Broadcast Group

        We are committed to expanding and growing our broadcast presence by focusing on three key areas: strong channel brands, innovative and high quality programming, and exceptional sales and marketing. All of our channels have well-developed, recognized brands, which help to distinguish these channels in an expanding television universe.

  Strategy Update

  •
  We continue to be a leader in the fundamental shift of Canadian TV viewers toward specialty and pay TV at the expense of and away from conventional broadcast channels.

  •
  We hold an 8.9% market share of total regulated revenue in the specialty and pay TV sector, with advertising revenues and subscriber revenues up 42.6% and 14.6% respectively in the 2003 broadcast year ended August 31, 2003.

  •
  Our Operating Channels continue to demonstrate very strong growth in both audiences and advertising revenues.

  •
  Our Developing Channels continue to lead the pack among their peers, with a 21% market share in revenues.

  •
  Our higher ratings, increasing advertising revenues and growing subscriber base are due in part, we believe, to the premiere programming that we acquire and commission for our channels.

    Motion Picture Distribution Group

        We are committed to sustaining the Partnership's leading position in motion picture distribution in Canada, continuing the profitable growth of Momentum Pictures in the United Kingdom and exploring areas of growth both within and outside of these two markets.

  Strategy Update

  •
  Our biggest achievement this year was the launch of Movie Distribution Income Fund. The initial public offering generated gross proceeds of approximately $254 million to Alliance Atlantis and the Fund now trades on the Toronto Stock Exchange.

  •
  The Partnership set the Canadian box office record in calendar 2003 at $227 million for its theatrical releases. The Partnership continues its three-year hold on the top spot for market share at 22% with an exceptionally strong 30% market share in Quebec.

  •
  In Canada, the Partnership continues to benefit from a portfolio of output agreements that enable distribution in all media in Canada of films from several U.S.-based studios, including Miramax Films, New Line Cinema and Focus Features. Among the award-winning films the Partnership distributes under these agreements are The Lord of the Rings trilogy, Lost in Translation, Monster, and Cold Mountain as well as box office hits Elf, Spy Kids 3D: Game Over, Kill Bill, and the Texas Chainsaw Massacre.

  •
  The Partnership continued to benefit from the record-breaking success of The Lord of the Rings franchise with the theatrical release of The Lord of the Rings: The Return of the King, and the DVD/video release of The Lord of the Rings: The Two Towers. The third installment of the trilogy received 11 Oscars®, in addition to becoming the first film in Canadian history to gross over $50 million in box office sales within just 33 days of release.

    Entertainment Group

        As we exit the vast majority of our traditional production activities, we are focused on ensuring the continued success of the CSI franchise, which we co-own, co-produce and licence internationally. We are also focused on generating sales from our international television distribution library and selectively acquiring distribution and other rights to television productions that align with the content needs of our broadcast channels or international demand.

  Strategy Update

  •
  Following a significant review that was announced in December 2003, the Entertainment Group is now primarily an international distributor of television content with limited and highly selective involvement in the creation of content.

  •
  In the factual and children's genres, we seek to create or acquire profitable international rights to selected programs. Decisions on factual programming will be driven primarily by the content needs of our Broadcast Group, while decisions on children's programming will be driven by market demand as well as merchandising and licensing opportunities.

  •
  Our international television distribution operation will continue to sell titles from our catalogue, which contains 800 titles and 5,400 hours, including CSI.

Industry Overview

    Broadcast

        Specialty television channels provide special interest, news, sports, arts and entertainment programming and are available to Canadians who subscribe to a particular cable or satellite service package. As of August 2001, there were 49 Canadian specialty services and 13 Canadian pay-TV services available to Canadian subscribers. In November 2000, the CRTC announced its licence decisions for new specialty television channels to be carried solely by digital distribution undertakings (satellite and digital cable). In total, 283 licences were awarded, of which 21 were Category 1 (mandatory carriage for a negotiated fee by digital services and genre protection) and 262 were Category 2 (optional carriage for a negotiated fee by digital services and no genre protection). According to the CRTC's Broadcasting Policy Monitoring Report, 2003, as of November 3, 2003 there were 56 digital-only services in operation, bringing the total number of Canadian specialty services to 105 (including English, French and third-language services).

        Specialty analog and digital television channels derive substantially all of their revenue from subscription fees and advertising. Cable, DTH and wireless broadband system operators that carry these channels pay channel owners a subscription fee. Analog specialty television channels are distributed either as part of a signal distributor's basic service, or as part of an "extended" or "discretionary" tier including other Canadian or non-Canadian specialty television channels. The wholesale subscriber fee payable to a channel owner for carriage of its service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. Digital specialty services are offered as part of a new discretionary tier of digital only theme packs or individual pick and pay services. The wholesale subscriber fee for carriage of digital services is not regulated. Regardless, the subscriber fee is specified in the specialty television channel owner's agreement with the signal distributor. Subscribers to extended or discretionary tiers pay monthly fees which reflect an amount for the basic service, plus an additional amount for the additional services for which they subscribe on the extended or discretionary tiers, or individual pick and pay.

        With respect to analog channels, specialty channel owners benefit from these stable, recurring subscriber fees, which are also supported by the high level of cable and satellite penetration in Canada. Although digital channels are available to fewer Canadians, penetration of the new specialty networks is increasing. As of November/December 2003, approximately 39% or 3.8 million of the estimated 9.8 million total TV subscribers in Canada received a digital TV service via a digital set-top box provided by their DTH satellite TV, cable, multipoint distribution system (wireless cable), or telephone provider. DTH accounted for 57% of all digital subscribers and cable had a 41% market share. The number of digital TV subscribers increased by about 4% (145,000) over August/September 2003. This compares to growth of approximately 3% or 93,800 in the previous three-month period.*

*    Decima Publishing, Digital Domain Report, Volume 3, Report 3, issued March/April 2004.

        Specialty television channel revenue has grown significantly since the early 1990s. For the period from 1991 to 2001, according to industry sources, subscription revenue for Canadian specialty television channels grew from $172 million to $736 million while advertising revenue grew from $70 million to $438 million. In 2003, specialty television reported total revenues of $1.6 billion, up nearly 12% from the prior year. Of this, total subscription revenues accounted for over $940 million, up 2.4% from a year earlier. Airtime sales accounted for $592 million, a jump of 19% (CRTC year-end August 2003 Statistical Report). We expect specialty television advertising revenue share to continue to grow rapidly. Canadian specialty television channels still only accounted for 21.3% of total Canadian television advertising revenue in 2002/2003 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2003 (Nielsen Media).

        These industry results are consistent with the growth that we have seen in both audience levels and advertising revenues from our Operating Channels, and we believe it is a strong leading indicator for the future of our new specialty channels.

    Motion Picture Distribution

        The Canadian market for theatrical exhibition of motion pictures totaled approximately $857 million in 2003, or approximately 7% of the U.S. market and approximately 3% of the world market. Motion pictures produced by U.S.-based studios dominate the Canadian theatrical market in terms of the number of releases and theatrical box office receipts. The U.K. market for theatrical exhibition of motion pictures is approximately twice the size of the Canadian market. The total box office revenue in the United Kingdom in 2003 was approximately $2.0 billion, which represents approximately 6% of the world market. Motion pictures produced by U.S.-based studios also dominate the U.K. market, although domestically produced films are more popular in the United Kingdom than in Canada.*

        From 1993 through 2003, total theatrical box office receipts in Canada grew at a compound annual growth rate of 7.9%. In 2002, there were approximately 3,000 cinema screens in Canada, or 9.5 screens per 100,000 of population. This represents an increase in total screens of 22% since 1998. Over the same period, revenue per screen increased by 13% to approximately $245,000 per year. The increase has primarily been driven by a 15% increase in average ticket prices. The United Kingdom motion picture exhibition industry has experienced similar growth in theatrical box office receipts. In 2002, there were 3,258 cinema screens in the United Kingdom. This represents an increase in total screens of 26% since 1998. Admissions in 2002 were 176 million patrons, an increase of 3% since 1998.

        Revenues from home entertainment are derived from consumers either renting a video cassette or DVD for a specified period of time (rental revenue) or purchasing a video cassette or DVD for home use (sell-through revenue). Home entertainment typically represents the single largest source of revenue for a motion picture distributor. In Canada, the video cassette and DVD sell-through and rental market grew by 40% in 2002 to a total of approximately $3.5 billion. This represents more than three times the value of the theatrical market. The fastest growing part of this market is sell-through revenue, which increased by approximately 58% from 2001 to 2002 to more than $2.0 billion. In total, over 77 million video cassettes and DVDs were sold in Canada during 2002. In the United Kingdom, the total value of the rental and sell-through markets was approximately $5.7 billion in 2002, an increase of 26% over 2001. This is more than three times the value of the U.K. theatrical market. Sell-through revenue accounted for approximately $4.6 billion of the total revenue. DVD sales increased by 111% during 2002, with 169 million video cassettes and DVDs being sold in the United Kingdom in that year.

*    The statistics presented in this section are drawn from sources believed by management to be reliable but no assurance can be made as to their accuracy.

    Entertainment

  Television — Production and Distribution

        U.S. and Canadian television broadcasters purchase the majority of their programming from major studios, with the balance from independent producers. Each of the major television networks in the United States and Canada currently schedules approximately 22 hours of prime time programming each week. Prime time programming generates the highest licence fees in these markets and generally consists of a mix of hour-long drama series, TV movies and mini-series, situation comedies and reality and entertainment programming. In recent years, the market share of the conventional broadcast networks in the United States has fallen due to the dramatic expansion of niche/cable networks both in analog and in digital.

        Generally, television programs are produced under contracts that provide for licence fee revenue, which may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels.

        The international television industry is an important source of revenue for television producers and distributors. The introduction of sophisticated delivery technologies (including cable and satellite transmission), pay television, increased cable penetration and growth in video and DVD have all contributed to growth in the exploitation of television programming. Most foreign broadcasters air a mix of both local programming, often to satisfy local content regulations, and popular international programming which appeals to a wide audience.

Competition

        Our Broadcast Group competes for subscriber and advertising revenues with other operators of television channels in Canada, including Canwest Global, Bell Globemedia, CHUM Group, CBC, TV Ontario, Astral Communications Inc. and Corus Entertainment. As the CRTC licenses or authorizes carriage of additional television channels in Canada, the television audience is further fragmented, increasing competition for viewers and advertising dollars and creating downward pressure on program licence fees. The launch of approximately 50 new digital specialty services in 2001 resulted in an increase in these competitive pressures.

        The business of producing and distributing television programs and motion pictures is highly competitive. We face intense competition from other producers and distributors, including the Hollywood studios, many of which are substantially larger and have greater financial resources than we do and some of which own their own television networks.

        The motion picture distribution business in Canada and the United Kingdom is highly competitive. The Partnership faces competition from companies within the entertainment business, as well as alternative forms of leisure entertainment. Many of the major studios with which the Partnership competes are part of large, diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide both a means of distributing their content and stable sources of earnings that offset the fluctuations in the financial performance of their motion picture distribution operations.

Regulation

        All of the television services we own and operate or have ownership interests in are regulated by the CRTC pursuant to the Broadcasting Act (Canada) (the "Broadcasting Act") and the relevant regulations enacted thereunder, including the Specialty Services Regulations, 1990 (the "Specialty Regulations"). Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to ensuring compliance with certain broadcasting policy objectives set out in the Broadcasting Act.

    Licensing

        The CRTC is empowered under the Broadcasting Act to issue licences of up to seven years to eligible entities to operate television channels. It also has the power to renew, suspend or revoke licences and to consider amendments to licence conditions. Licensees must comply with the Broadcasting Act and its regulations, conditions and expectations established in their licence, and the general policies and decisions of the CRTC as issued from time to time. Licences are generally renewed unless a licensee is in material non-compliance with their conditions of licence or the regulations.

        Life Network and Showcase had their licences renewed in 2001 for six-year terms, while HGTV Canada and History Television were renewed from March 1, 2004 until August 31, 2010. The licence for Food Network will be up for renewal in 2006. The licences for the analogue French-language services Series+ and Historia expire in August 2005.

        On November 24, 2000, the CRTC licenced 21 "Category 1" and 262 "Category 2" services, which may be distributed only by digital distribution technologies. Approximately 50 of these new digital services, including the seven owned and operated by Alliance Atlantis Broadcasting, have launched to date. The initial licence terms for all of these services expire August 31, 2007. Category 1 services are guaranteed carriage by digital distribution undertakings and are protected from competition in their genre. Category 2 services are not guaranteed carriage and may be competitive with other Category 2 services, but have fewer regulatory obligations.

        The conditions of licence for all specialty services, among other things, restrict the types of programming the service may exhibit, and contain minimum Canadian content exhibition requirements. The percentage of programming that must be Canadian varies with each channel depending on a number of factors, including the nature of the service, and are generally highest for our English-language analog services and lowest for Category 2 digital channels. Canadian analog and Category 1 digital services are also required under their conditions of licence to spend a minimum percentage of revenues on Canadian programming.

        Conditions of licence for most analog and Category 1 digital services also have obligations to acquire a certain amount of Canadian programming from unrelated production companies (defined as ones in which the licensee or any of its shareholders owns less than 30% of the equity).

        We believe that each of our licensees is in full compliance with all their conditions of licence and all applicable legislation and regulations and that all licences will be renewed when they come due. The CRTC may, however, impose different conditions at the time or renewal which cannot be anticipated and may have an impact on a licensee's profitability.

    Foreign Ownership Restrictions

        The federal government has issued a direction (the "Direction") to the CRTC not to issue broadcasting undertaking licences to, or renew broadcast undertaking licences issued to, applicants who are not "Canadian" within the meaning of the Direction. Pursuant to the Direction, a corporation is deemed to be "Canadian" if (a) it is incorporated or continued under the laws of Canada or a province thereof; (b) the chief executive officer is a resident Canadian; (c) not less than 80% of the directors are resident Canadians; (d) Canadians beneficially own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes; and (e) it is not otherwise controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion.

        Where a licensee is a subsidiary corporation, its parent corporation must also be incorporated or continued under the laws of Canada or a province thereof and Canadians must beneficially own and control not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes. In addition, unless Canadians own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes of the parent corporation and unless its chief executive officer and 80% of its directors are resident Canadians, neither the parent corporation, nor its directors, may exercise any control or influence over any programming decisions of the licenced subsidiary. Alliance Atlantis Communications Inc. is not a direct licensee of any specialty television channel, but is the parent of subsidiary licensee corporations.

        In order to ensure that we and our licenced subsidiaries comply with the requirements of the Direction, our articles include provisions pursuant to which our directors may refuse to allow the issue or to register the transfer of any of our shares, where such issuance or transfer would, in their opinion, negatively affect our rights or those of our subsidiaries to obtain, maintain or renew any CRTC licence. See "Description of Our Share Capital".

        We understand that the federal government is considering the elimination or reduction of foreign ownership limits in the communications industry. However, it is our understanding that no changes will apply to broadcast services.

    Restrictions on Transfers of Ownership and Control

        The CRTC also imposes restrictions on the transfer of ownership and control of specialty television channel licences. Pursuant to the Specialty Regulations, a holder of a specialty television channel licence must obtain prior approval of the CRTC with respect to any act, agreement or transaction that directly or indirectly would result in a material change of ownership or effective control of the licensee, or of a person who has, directly or indirectly, effective control of the licensee. Transferees of ownership or control of a licensee must demonstrate to the CRTC that the transfer is in the public interest and are required to provide a specific package of tangible benefits to the Canadian broadcasting system and the communities served by the licensee representing a financial contribution of 10% of the value of the transaction as accepted by the CRTC.

    Advertising

        Under CRTC regulations, a television licensee may broadcast a maximum of twelve minutes of advertising in each clock hour. There are certain exceptions for unpaid public service announcements and promotions of Canadian programming. In addition, certain advertising content is regulated by the CRTC and by various other legislation and regulations, as well as by industry codes and standards.

    Regulation of Subscriber Rates

        As noted above, for any service carried as part of the basic cable package, the rates that may be charged to subscribers are regulated by the CRTC and set forth as a condition of licence. All of our analog services are carried as part of the basic package on some cable systems in the country.

    Copyright Act

        Canadian copyright collectives representing copyright owners of music are entitled to collect royalties in respect of the music broadcast on our services. These royalties are established by the Copyright Board and paid by broadcasting services and distribution undertakings, as set forth in the Copyright Act (Canada). The Copyright Board recently released its decision on royalties payable to the Society of Composers, Authors and Music Publishers of Canada ("SOCAN") for the performance of music by specialty television services for the years 2001 - 2004. In previous years, the Tariff 17 royalty was calculated using the aggregate revenues of all specialty services to arrive at a rate per subscriber payable on the total number of subscribers of distribution undertakings. In its most recent decision, the Board changed its method of calculating royalties to one based on a percentage of each individual service's revenues. Although the overall Tariff 17 royalty amount payable to SOCAN has increased, we anticipate the change in calculation will result in a small reduction in the proportionate amount of the Tariff 17 royalty payable in respect of our services. Despite an increase in the overall royalty, the Company's revised share of the overall royalty is less than the amount the Company has reserved for this purpose. In future, our Tariff 17 royalty obligations could increase or decrease depending on the decision of the Board, settlements with SOCAN on royalties payable after 2004, or the outcome of negotiations with distribution undertakings.

    Motion Picture Distribution Regulation

        In most Canadian provinces and territories, a licence to engage in the motion picture distribution business must be obtained from applicable provincial regulatory authorities. In all of these jurisdictions, other than Québec, there are limited requirements associated with the issue and renewal of such licences. Pursuant to the Cinema Act (Québec), only companies whose "principal place of business" is located in Québec can hold a general distribution licence in Québec. Vivafilm was granted a general distribution licence in 1998.

        The Investment Canada Act (Canada) provides for the review by the Ministry of Canadian Heritage of proposed investments or acquisitions that could result in the foreign ownership and control of Canadian cultural businesses, including motion picture distribution. These restrictions on foreign ownership and control do not preclude a non-Canadian (including a U.S.-based studio) from distributing a motion picture produced by that person or its affiliates.

    Canada Feature Film Fund

        The Canadian federal government's financing support to the Canadian film industry is provided through the "Canada Feature Film Fund". Financing is available to motion picture distributors for Canadian theatrical release costs ranging from test marketing and campaign creation to prints and advertising. Financing provided by Telefilm Canada pursuant to the Canada Feature Film Fund is in the form of a non-interest bearing advance of up to 75% of the eligible Canadian marketing costs for the release of the film.

Intellectual Property

        We use a number of trademarks for our products and services as well as trademarks, logos and other representations of characters used in our productions. Many of these trademarks are registered by us and those trademarks that are not registered are protected by common law. We have taken affirmative legal steps to protect our trademarks and we believe our trademark position is adequately protected. We also believe that our trademarks are generally well recognized by consumers of our products and are associated with a high level of quality and value. Through our partnerships with owners of some of the leading channel brands in the world, we have licenced the use of certain trademarks and related intellectual property rights for our new specialty from National Geographic, the BBC and Discovery Communications.

        In October 2003, we entered into a trademark licence agreement with Movie Distribution Income Fund and the Partnership pursuant to which the Partnership and Movie Distribution Income Fund have been granted a licence by us to use certain of our trademarks in Canada for use only in connection with the distribution and exhibition of motion pictures.

        Distribution rights to television programming and motion pictures are granted legal protection under the copyright laws of Canada, the United States and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures and television programming. From time to time, various third parties contest or infringe upon our intellectual property rights. We believe that we take, and plan to continue taking, all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of the motion pictures and television programming produced and distributed by us under the laws of all applicable jurisdictions. We can give no assurance that our actions to establish and protect our trade-marks and other proprietary rights will be adequate to prevent imitation or copying of our filmed entertainment by others or to prevent third parties from seeking to block sales of our filmed entertainment as a violation of their trade-marks and proprietary rights.

        Moreover, we can give no assurance that others will not assert rights in, or ownership of, our trade-marks and other proprietary rights, or that we will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

        In April 2002, the Supreme Court of Canada decided that the correct interpretation of sections 9 and 10 of the Radiocommunication Act (Canada) is that they make it illegal to own or sell equipment in Canada that is capable of decoding encrypted US or other foreign direct-to-home television satellite signals. We have commenced a legal action in the Federal Court of Canada (together with Bell ExpressVu, Astral and CTV Inc.) against a number of dealers engaged in the importation and sale of US direct-to-home satellite television equipment seeking injunctive relief together with substantial damages for losses suffered in connection with their illegal activities, including lost subscription revenue for our broadcast channels and lost distribution revenue in our content business. We, along with other industry participants, will continue to vigorously pursue legal actions against those who participate in the sale and distribution of illegal US direct-to-home satellite equipment. We are also participating in public awareness campaigns intended to inform Canadians of both the illegality of owning US direct-to-home satellite equipment and the negative impact of satellite signal piracy on the Canadian broadcast and production industries.

Properties and Facilities

        We have offices in Toronto, Montreal, Edmonton, Vancouver and Halifax in Canada, and Los Angeles (U.S.), London (England), Sydney (Australia) and Dublin and Shannon in Ireland.

        Our corporate head office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario, Canada, which consists of approximately 155,559 square feet of space under leases expiring in June 2018. We believe that our properties are in good condition and sufficient for our purposes.

        As of June 1, 2004, we lease the following properties:

Address	Square Feet	Expiration Date
22 Boston Avenue Toronto, Ontario M4M 2T9 Canada	3,463	July 2004 — September 2004
257 Adelaide Street West, Suite 600 Toronto, Ontario M5H 1X9 Canada	6,700	September 2004
3720-76 Avenue Edmonton, Alberta T6B 2N9 Canada	21,760	June 2004
5091 Terminal Road Halifax, Nova Scotia B3J 2A2 Canada	66,415	December 2007
808 Wilshire Blvd., Suite 300 Santa Monica, California 90401-1810 U.S.A.	32,027	February 2006
Second Floor 184-192 Drummond Street London NW1 3HP England	2,046	January 2008
40 Westland Row Dublin, Ireland	5,000	February 2006

Address	Square Feet	Expiration Date
Block l, Unit C Shannon Business Park Shannon, Co. Clare, Ireland	2,000	Month to month
401 Darling Street, Suite 2 Balmain, Sydney NSW 2041 Australia	1,535	August 2004
Cinevillage 65 Heward Avenue Toronto, Ontario M4M 2T5 Canada	58,330	March 2006 — March 2009
1668 Barrington Street Suite 500 Halifax, Nova Scotia B3J 2A2 Canada	12,966	March 2005

        We also own the following property:

Address	Square Feet	Comments
Soho Metropolitan Condominium 36 Blue Jays Way, Suite 1305 Toronto Ontario M5V 3T3 Canada	1,100	The condominium is leased to third parties and listed for sale.

Employees

        As at June 1, 2004, we employed approximately 580 employees in Canada, the United States, Europe and Australia. In addition, like any entertainment company, from time to time we employ the services of a variety of individuals, many of whom are engaged under collective bargaining agreements negotiated with various guilds and unions. The key guilds and unions which negotiate on behalf of individuals engaged by production companies include: Alliance of Canadian Cinema, Television and Radio Artists (ACTRA) and Union of British Columbia Performers (UBCP) and Screen Actor's Guild (SAG) (for performers), Writers Guild of Canada (WGC) and Writers Guild of America (WGA) (for writers), Directors Guild of Canada (DGC) and Directors Guild of America (DGA) (for directors and other key positions) and Association of Canadian Film Craftspeople (ACFC), and International Alliance of Theatrical Stage Employees, Artists and Allied Crafts (IATSE) (for technicians).

        We have never been the target of a strike. We believe that collective bargaining provides us with many benefits, including ease of hiring crews, relatively low cost of contract negotiations, and established grievance procedures. We believe relations with our employees and the key guilds and unions are good.

Legal Proceedings

        We are involved from time to time in various claims and lawsuits incidental to the ordinary course of our business, including intellectual property actions. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, or require us to seek licences from third parties, any one of which could have an adverse effect on our business and results of operations. Actions which are incidental to our business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. While no assurance can be given that these proceedings will be favourably resolved, we do not believe that the outcome of these legal proceedings will have a materially adverse impact on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

        Our board currently consists of ten directors, each of whom holds office until the next annual meeting of our shareholders or until a successor is elected or appointed. At our annual meeting of shareholders, to be held on June 30, 2004, our current board of directors has been proposed for re-election. Our board of directors has established an audit committee, an executive committee and a corporate governance and human resources committee. Particulars relating to each of our ten current directors as well as their memberships on various committees are set out below.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
ANTHONY F. GRIFFITHS(2)(3)	January 1996	10,052 Class B Shares 8,367 DSUs 5,000 PSAPs	8 of 8	6 of 7 AC(4) 4 of 4 EC(4)

Anthony F. Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Brazilian Resources Inc. Mr. Griffiths is also a director of ShawCor Ltd., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.
PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Class B Shares 4,665 DSUs 5,000 PSAPs	8 of 8	6 of 6 GC(4)

Pierre DesRoches resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French-speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.
HAROLD P. GORDON, Q.C.	December 1992	6,760 Class A Shares 3,692 Class B Shares 7,862 DSUs 5,000 PSAPs	8 of 8	4 of 4 EC 6 of 6 GC

Harold P. Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Bancorp Inc. Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dundee Bancorp Inc., Transcontinental Limited, Dorel Industries Limited, Sonomax Hearing Health Care Inc. and is Chairman of the Sauve Scholars Foundation.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
ELLIS JACOB	December 1992	633 Class B Shares 6,685 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer of Cineplex Galaxy LP, one of Canada's largest motion picture exhibitors. From 1999 to November 25, 2003 Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a motion picture exhibition chain specializing in smaller Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to Alliance Atlantis Communications Inc. and prior to September 1998, Mr. Jacob was the Executive Vice President and Chief Operating Officer of Cineplex Odeon. Mr. Jacob is a director of Motion Picture Distribution Inc., Toronto International Film Festival Group, Motion Picture Theatre Association of Canada and various charitable boards and committees.
ALLEN KARP, Q.C.(5)	March 1992	4,784 Class B Shares 7,862 DSUs 5,000 PSAPs	8 of 8	4 of 4 EC 6 of 6 GC

Allen Karp resides in Toronto, Ontario. Mr. Karp has been with Cineplex Odeon Corporation since 1986, where he is currently the Chairman, Emeritus. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced the law from 1966 until 1986. Mr. Karp also sits on the Board of Directors of Teknion Corporation where he is lead director and sits on all major committees; is a Trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of the Corporate Governance Committee and on the Audit Committee; sits on the Board of Directors of the Canadian Film Centre; and is Chairman of the Toronto International Film Festival Group and a member of all major committees.
DAVID J. KASSIE	December 1992	718 Class B Shares 6,462 DSUs 5,000 PSAPs	6 of 8

David J. Kassie resides in Toronto, Ontario. Mr. Kassie is Chairman and CEO of Carem Merchant Bank. He is the former Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of Boards of Directors. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Hospital for Sick Children, the Shoah Foundation and Women in Capital Markets and is an Advisory Board Member of the Ivey School of Business.
MICHAEL I.M. MACMILLAN	June 1989	2,641,749 Class A Shares(6) 27,889 Class B Shares 300,000 PSAPs	8 of 8	4 of 4 EC

Michael I.M. MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of Alliance Atlantis Communications Inc. Mr. MacMillan is also the Chairman of the Board of Directors of Motion Picture Distribution Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of the Canadian Club of Toronto, the Toronto International Film Festival and is a Governor of Upper Canada College.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
DR. MARGOT NORTHEY	September 2001	1000 Class B Shares 2,217 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Dr. Margot Northey resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Nexfor Inc., British Columbia Transmission Corp. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and several articles.
BARRY J. REITER(7)	September 1993	1 Class A Share 11,452 Class B Shares 9,040 DSUs 5,000 PSAPs	5 of 8	4 of 4 EC 6 of 6 GC

Barry J. Reiter resides in Toronto, Ontario. Mr. Reiter is the Chairman of the Technology Group and a member of the Executive Committee of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is the Chairman of the Board of Directors of Algorithmics Inc. Mr. Reiter also serves as a director of Avotus Corporation, Skypower Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc. and 724 Solutions Inc.
DONALD R. SOBEY	September 1996	159,316 Class A Shares 3,044 Class B Shares 7,977 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Donald R. Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury and World Wildlife Fund. Mr. Sobey is also the Chair of the National Gallery of Canada.

Notes:

(1)
Each of the directors have held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(3)
Anthony Griffiths is a member of the board of directors of Brazilian Resources Inc.. which was the subject of a temporary cease trade order issued by the Ontario Securities Commission on June 10, 2001. The order was rescinded on July 30, 2001. The exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. This cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003 and by the Ontario Securities Commission on July 29, 2003. Mr. Griffiths was formerly a director of Consumers Packing Inc. (2001), while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA"). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederations Life Insurance Company at the time it was placed into liquidation (1994); a director of Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA, and he is a director of Slater Steel Inc. which is operating presently under the protection of the CCAA in an orderly wind-down.

(4)
AC means Audit Committee; GC means Corporate Governance and Human Resources Committee; and EC means Executive Committee.

(5)
Allen Karp was a director of Cineplex Odeon Corporation and Loews Cineplex Entertainment Corp. which filed for bankruptcy protection in 2001.

(6)
Mr. MacMillan controls 2,641,749 Class A Shares including 74,000 Class A Shares which he owns directly.

(7)
Barry Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets.

        The names of the officers of the Corporation (other than officers who are also directors) as at June 1, 2004, their municipality of residence, their current offices and other principal occupations during the last five years are set out below:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
W. Judson Martin Toronto, Ontario	Senior Executive Vice President and Chief Financial Officer	Formerly President, Chief Executive Officer and Chief Operating Officer of TGS North American Real Estate Investment Trust; Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc.; Senior Executive Vice President, Chief Financial Officer and a director of MDC Corporation Inc.
Phyllis Yaffe Toronto, Ontario	Chief Operating Officer	Formerly Chief Executive Officer, Broadcast Group
Heather E. Conway Toronto, Ontario	Executive Vice President, Corporate and Public Affairs	Formerly Executive Vice President Corporate and Public Affairs, Canadian chartered bank
Paul Laberge Toronto, Ontario	Senior Vice President, Corporate Development, General Counsel and Corporate Secretary	Formerly Vice President, Corporate Development of the Corporation; Vice President, General Counsel and Corporate Secretary, Alliance Communications Corporation
Rita A. Middleton Grimsby, Ontario	Senior Vice President Finance, Corporate Group	Formerly Senior Vice President Finance and Corporate Development, Broadcast Group
Susan Berger Toronto, Ontario	Treasurer	Formerly Treasurer, Atlantis Communications Inc.; Director, Cash and Treasury Management, Canadian chartered bank

        As of June 1, 2004, the directors and officers of Alliance Atlantis Communications Inc. beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,807,926 Class A Shares, representing approximately 94.51% of the outstanding Class A Shares and approximately 84,326 Class B Shares representing approximately 0.21% of the outstanding Class B. The foregoing ownership figures have been provided to us by the individuals indicated and have not been independently verified by us.

DESCRIPTION OF SHARE CAPITAL

        The following chart sets out our authorized share capital.

Shares	Authorized
Class A Voting Shares	Unlimited
Class B Non-Voting Shares	Unlimited

        Our share capital formerly authorized 275,000 Class C Special Voting Shares and one Class D Special Non-Voting Share. None of these shares is outstanding and no further shares of these classes can be issued.

        The following description refers only to the share capital of Alliance Atlantis Communications Inc. and not to any of our subsidiaries.

Class A Voting Shares and Class B Non-Voting Shares

        Voting Rights.    The Class A Voting Shares entitle the holders thereof to one vote per share. The Class B Non-Voting Shares do not entitle the holders thereof to any votes at meetings of our shareholders, subject to the condition that the Class B Non-Voting Shares entitle the holders thereof to one vote per share on any vote in respect of our liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law.

        Payment of Dividends.    The holders of Class A Voting Shares and Class B Non-Voting Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets.    The Class A Voting Shares and Class B Non-Voting Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of our assets for the purpose of winding up our affairs.

        Preservation of Rights.    If either of the Class A Voting Shares or Class B Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights.    Each Class A Voting Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Class B Non-Voting Share.

        If an offer (the "Offer") is made to purchase Class A Voting Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed, be made to all or substantially all of the holders of Class A Voting Shares in a province of Canada to which the requirement applies, each Class B Non-Voting Share will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Voting Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Voting Shares in response to the Offer and our transfer agent (the "Transfer Agent") will deposit the resulting Class A Voting Shares on behalf of the shareholder. No share certificates representing the Class A Voting Shares will be delivered to the shareholder.

        If (a) Class A Voting Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror or (b) the Offer is abandoned or withdrawn by the offeror, the Class A Voting Shares will be re-converted into Class B Non-Voting Shares and a share certificate representing the Class B Non-Voting Shares will be sent to the shareholder by the Transfer Agent.

        If the offeror takes up and pays for the Class A Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

        There is no right to convert the Class B Non-Voting Shares into Class A Voting Shares in the following cases:

  •
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed to be made to all or substantially all holders of Class A Voting Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of the said securities legislation);

  •
  an offer to purchase Class B Non-Voting Shares is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made and in all other material respects. The offer to purchase the Class B Non-Voting Shares must be unconditional, subject to the exception that the offer for the Class B Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Class B Non-Voting Shares tendered in response to the offer if no Class A Voting Shares are purchased pursuant to the Offer; or

  •
  holders of Class A Voting Shares representing, in the aggregate, more than 50% of the outstanding Class A Voting Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to our Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

        Each Class B Non-Voting Share will be automatically converted into one Class A Voting Share in the event that the Chairman of our board of directors fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman, that an independent committee of our board of directors has determined that it continues to be necessary for us to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining our eligibility for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. We have delivered a certificate to our Transfer Agent in respect of the fiscal year ended December 31, 2003.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Subordinated Notes

        On November 15, 1999, we issued US$150 million aggregate principal amount, on June 13, 2000 we issued an additional US$55 million aggregate principal amount and on January 25, 2001, we issued an additional US$95 million aggregate principal amount of our 13% senior subordinated notes due December 15, 2009 (the "Notes"). The Notes were issued under an indenture dated as of November 15, 1999 between Alliance Atlantis Communications Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee") as supplemented on April 1, 2000, June 13, 2000 and January 25, 2001 (as supplemented, the "Indenture"). For purposes of this description of the Notes, references to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

        The Notes are senior subordinated debt and rank junior to all of the Company's senior indebtedness, including our credit facility. The Notes effectively rank junior to all debt and liabilities of the Company's subsidiaries, including trade payables.

        At any time on or after December 15, 2004 we may redeem all or a portion of the Notes at specified redemption rates ranging from 106.5% of the principal amount at December 14, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

        Upon the occurrence of a change of control and a decline in the rating of the Notes, or certain types of asset sales, we must offer to purchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued interest to the date of purchase.

        The Indenture restricts our ability and the ability of certain of our subsidiaries to: (a) incur more debt; (b) pay dividends, redeem stock, make other distributions or make certain investments; (c) issue capital stock; (d) use assets as security in other transactions; (e) enter into transactions with affiliates; (f) merge or consolidate; and (g) transfer or sell assets. These covenants are subject to important qualifications and limitations set forth in the Indenture.

        Events of default under the Indenture include: (a) failure to pay principal, interest or premium, if any, when due; (b) failure to perform any covenant of the Company under the Indenture or the Notes; (c) default under the terms of other material debt for money borrowed by the Company or its subsidiaries (including the credit facility), resulting in the acceleration of such debt; (d) the failure to satisfy certain material judgments against the Company or its subsidiaries; and (e) certain events of bankruptcy, insolvency or reorganization affecting the Company or its subsidiaries.

        Upon the occurrence and during the continuance of an event of default under the Indenture, either the Trustee or the holders of not less than 25% in principal amount of the Notes may declare the principal of all Notes due and payable immediately.

Credit Facility

        We have one committed credit facility dated as of January 9, 2001 (as amended pursuant to amending agreements dated as of June 25, 2001, May 31, 2002 and August 22, 2003) and entered into with a syndicate of lenders (the "Lenders"). The credit facility consists of the following:

  •
  a revolving facility in the amount of $400 million in favor of the Company. This facility is used to finance motion picture and television production and distribution costs, the costs associated with our specialty channels and for general corporate purposes. It is available until January of 2006 and has no amortization requirements; and

  •
  an overdraft facility of $25 million in favor of the Company with a Canadian chartered bank to meet day to day financing requirements, which is repayable on demand.

        For purposes of this description of the credit facility, references to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

        Borrowings under the credit facility are secured by a first ranking lien against substantially all of the assets of the Company. Our obligations under the credit facility are guaranteed by substantially all of our wholly owned subsidiaries and secured by first ranking liens on the property and assets of those subsidiaries and are also secured by liens against the property and assets of certain of our non-wholly owned subsidiaries and certain other affiliates carrying out productions which are financed by us.

        Advances under the credit facility are available by way of Canadian dollar bankers' acceptances, Canadian dollar prime rate loans, U.S. dollar base rate loans, LIBOR advances and letters of credit. Interest rates are in all cases variable and fluctuate within a range depending on the ratio of our debt to earnings from time to time.

        The credit facility contains covenants imposing certain operating and financial restrictions on us and our subsidiaries as well as customary affirmative covenants and industry-specific covenants. The terms of the credit facility restrict, among other things, our ability to: (a) declare dividends, redeem or repurchase capital stock or make other distributions to our shareholders; (b) prepay or redeem debt; (c) grant liens; (d) make loans, acquisitions and investments; (e) incur more debt; (f) amend or otherwise alter debt and other material agreements; (g) make capital expenditures; (h) engage in mergers, reorganizations and asset sales out of the ordinary course of business; (i) change our core business; (j) engage in transactions with related parties; (k) enter into certain sale leaseback transactions; (l) incur development costs and distribution and production expenses not supported by adequate pre-sales; or (m) enter into productions without complying with certain completion bonding requirements.

        Events of default under the credit facility include: (a) a change of control of the Company; (b) failure to pay principal, interest or other amounts when due; (c) breach of any covenant or representation and warranty contained in the loan documents; (d) cross-default provisions to other material indebtedness (including, without limitation, the Notes); (e) customary events of bankruptcy, insolvency or dissolution of the Company or its subsidiaries; and (f) the enforcement of certain judgments against the Company, its subsidiaries or their assets or the seizing of material assets by other creditors. Upon the occurrence and continuance of an event of default under the credit facility, the Lenders are entitled to terminate their commitments to lend and declare the outstanding advances due and payable.

Other Indebtedness

        Certain of our subsidiaries have additional indebtedness in respect of loans (known as industry loans) made by broadcasting industry lenders (such as Rogers Cablesystems Limited, CanWest Global Broadcasting Inc. and Baton Broadcasting Inc.) which loans are generally advanced in connection with specific productions and secured in a first-ranking position against the assets of the applicable production and, in certain cases, by guarantees from us. Such loans are public-policy mandated by the Canadian federal government and various provincial governments and are generally made at favorable interest rates and on favorable terms. As at December 31, 2003, total indebtedness of our subsidiaries in respect of such loans was $3.8 million.

FOREIGN REVENUE

        A significant portion of the our revenues and expenses are in currencies other than Canadian dollars, and, therefore, subject to fluctuations in exchange rates. Approximately 24.8% of our revenue for the nine-month period ended December 31, 2003 was derived from our foreign operations. Exchange rates are determined by market factors beyond our control and may vary substantially and have a material adverse effect on our results of operations. For significant transactions, we have occasionally purchased future currency contracts in order to minimize the risk of currency fluctuation. At present, we are not aware of any existing currency or exchange control regulations in any country in which we currently contemplate exploiting our properties which would have an adverse effect on our ability to repatriate such funds.

SEASONAL FLUCTUATIONS

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenues is recognized when the program is delivered pursuant to a non-cancellable agreement, provided the applicable broadcast season has commenced. Minimum guaranteed revenues from licence agreements typically are recognized when the licence period begins and the program is delivered. Revenues from subsequent licensing of delivered product, including rerun strip syndication (i.e. sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement.

        Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter.

        Variations in the Partnership's total revenue from quarter to quarter result primarily from the number of motion pictures scheduled for theatrical or home entertainment release in a particular quarter.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data for the previous three fiscal years has been derived, in part, from, and should be read in conjunction with the 2004 Financial Statements, including the notes thereto.

ANNUAL CONSOLIDATED FINANCIAL DATA
(in millions of dollars, except per share information)

	9 months ended December 31	Years ended March 31
	2004	2003 (revised)	2002 (revised)
Revenues	$640.2	$872.0	$884.9
Net earnings (loss) before discontinued operations	(153.9)	(40.4)	(23.4)
Net earnings (loss)	(169.6)	(41.3)	28.3
Basic and diluted earnings (loss) per common share before discontinued operations	(3.60)	(0.95)	0.59
Basic and diluted earnings (loss) per common share	(3.96)	(0.97)	0.71
Total Assets	1,416.2	1,642.1	1,660.4
Loans payable	79.4	99.3	125.5
Senior subordinated notes	389.0	441.0	477.0
Dividends per common share	—	—	—

QUARTERLY CONSOLIDATED FINANCIAL DATA
(in millions of dollars, except per share information)
(Unaudited)

	December 31, 2003	September 30, 2003 (revised)(1)	June 30, 2003 (revised)(1)	March 31, 2003 (revised)(1)	December 31, 2002 (revised)(1)	September 30, 2002 (revised)(1)	June 30, 2002 (revised)(1)	March 31, 2002 (revised)(1)
Revenues	$267.8	$212.7	$159.7	$225.8	$250.2	$237.5	$158.5	$231.0
Earnings (loss) before income taxes and discontinued operations	(97.0)	(11.8)	(1.0)	(3.2)	(19.7)	(11.6)	10.9	(0.1)
Net earnings (loss) before discontinued operations	(136.6)	(10.2)	(7.1)	(11.9)	(25.9)	(11.3)	8.7	(2.8)
Net earnings (loss)	(151.7)	(10.8)	(7.1)	(12.5)	(26.0)	(11.0)	8.2	—
Basic and diluted earnings (loss) per common share before discontinued operations	(3.19)	(0.24)	(0.17)	(0.28)	(0.61)	(0.26)	0.20	(0.07)
Basic and diluted earnings (loss) per common share	(3.54)	(0.25)	(0.17)	(0.29)	(0.61)	(0.26)	0.19	—

(1)
During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. (see note 29 to the 2004 Financial Statements). A portion of the charges identified for net underaccruals of distribution and participation liabilities and a portion of the errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Group related to the quarters ending June 30, 2003 and September 30, 2003. The preceding table reflects the revised results of operations for the quarters ended June 30, 2003 and September 30, 2003, fiscal 2003, and fiscal 2002.

  In addition, direct profit for the nine months ended December 31, 2003 includes an impairment charge of approximately $28.4 million on film and television assets resulting from the impact of the strength in the Canadian dollar on revenue projections, used in the calculation of amortization of investment in film and television programs. A portion of this impairment charge related to the quarters ended June 30, 2003 and September 30, 2003. Accordingly, previously reported results of operations for the quarters ended June 30, 2003 and September 30, 2003 were revised to reflect this charge.

DIVIDENDS

        We have not paid any dividends on our Class A Voting Shares or Class B Non-Voting Shares. Our current policy is to retain earnings for future growth. In addition, our revolving credit facility and the indenture governing our senior subordinated debt restrict the payment of dividends. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of our credit facility, our senior subordinated debt and any other indebtedness and will depend upon our financial condition, results of operations, capital requirements and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        See the MD&A.

MARKET FOR SECURITIES

        Our publicly-traded securities are listed and posted for trading or quoted on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	AAC.A	The Toronto Stock Exchange
Class B Shares	AAC.B	The Toronto Stock Exchange
Class B Shares	AACB	Nasdaq National Market

CONFLICTS OF INTEREST

        Certain officers of Alliance Atlantis are also officers and/or directors of the Fund and the General Partner. As part of the transactions undertaken in conjunction with the Fund's initial public offering, and as part of the ongoing business relationship between the Partnership and Alliance Atlantis, we have entered into agreements with the Partnership. In some cases, fees or other amount are payable in connection with such agreements.

ADDITIONAL INFORMATION

        Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Alliance Atlantis' securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular.

        Additional financial information is provided in the 2004 Financial Statements.

        Copies of:

  (a)
  the Circular;

  (b)
  the 2004 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to December 31, 2003;

  (c)
  this 2004 Annual Information Form and any document or the pertinent pages of any document incorporated by reference in this 2004 Annual Information Form; and

  (d)
  when the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from the Corporate Secretary of Alliance Atlantis, 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Canada. If the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge. At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Alliance Atlantis.

QuickLinks

  Exhibit 1
  CHANGE IN YEAR-END
  DOCUMENTS INCORPORATED BY REFERENCE
  INCORPORATION
  GENERAL DEVELOPMENT OF THE BUSINESS
  MANAGEMENT
  DESCRIPTION OF SHARE CAPITAL
  DESCRIPTION OF CERTAIN INDEBTEDNESS
  FOREIGN REVENUE
  SEASONAL FLUCTUATIONS
  SELECTED CONSOLIDATED FINANCIAL DATA
  DIVIDENDS
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  MARKET FOR SECURITIES
  CONFLICTS OF INTEREST
  ADDITIONAL INFORMATION